UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2004.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:   JULY 12, 2004                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                       JULY 12, 2004



             TUMI SIGNS RIGHT TO ACQUIRE 100% OF THE 108,444 HECTARE
              JUANICIPIO CONCESSION, ZACATECAS SILVER BELT, MEXICO

Vancouver,  Canada - Tumi Resources Limited (TSXv-TM; OCTBB - TUMIF; Frankfurt -
TUY) is pleased to announce the expansion of its portfolio of significant silver properties with the addition of an area of 108,444 hectares in the Zacatecas district of central Mexico. This area surrounds the 1,795 hectares Jimenez del Teul ("Jimenez") mineralized zone acquired by Tumi as previously announced in our News Release dated June 17, 2004. Tumi has the right to acquire 100% of the mining rights of this additional area from Minera San Jorge S.A. ("MSJ"), a privately held Mexican mining company, under the same terms and conditions of the Jimenez Heads of Agreement with MSJ which includes the assumption of the underlying land tenure costs and option payments totaling US$500,000 over a period of 3 years with US$34,000 payable on the first anniversary. This acquisition is subject to TSX Venture Exchange approval.

The newly acquired area is titled "Juanicipio" but will be referred to as the JIMENEZ area for clarity as this property is not the "Juanicipio 1" concession held under option by another company and located approximately 110 kms SE of Tumi's project area. The newly acquired area lies within the Zacatecas Silver Belt that contains some of the world's greatest silver deposits that make Mexico the largest silver producing country in the world, including Fresnillo (330
Moz), Zacatecas (700 Moz) and Real de Angeles (1,000Moz Ag). The JIMENEZ area is accessible via paved asphalt highways or all-weather gravel access roads. The property is located approximately 130 kilometres due west of Fresnillo, Zacatecas.

A number of small, historic and producing mines are located within the JIMENEZ area. The La Colorada silver mine, operated by Pan American Silver, which is scheduled to produce 2.8Moz of silver in 2004 is situated just to the north of the boundary of the JIMENEZ project area. Outcrops located within the larger JIMENEZ concession show structurally controlled alteration similar to that found associated with veins extensively mined both at Fresnillo and in the historic Zacatecas silver mines. The single most outstanding feature in the area of mines within the core area at JIMENEZ is the presence of the same thin bedded Cretaceous limestone that is the host at the San Martin mine (170Moz Ag) and the Chalchihuites Mining District immediately to the north of Jimenez, including the La Colorada mining area.

The JIMENEZ core area covers part of a NW-SE trending structural corridor that appears to be at least 10 kilometres in length inside the claim block. This corridor separates Cretaceous sedimentary rocks (including limestones) from younger Tertiary volcanic rocks and targets in this area consist of both disseminated silver-gold mineralization in the volcanic rocks overlying the sedimentary rocks or high grade vein deposits. Alteration within the corridor has been mapped for over one kilometre in length, and numerous pits and adits were mapped and sampled. Within one of these workings, as part of due diligence procedures, Tumi's personnel sampled a stope and recorded 318 G/T AG AND 0.2 G/T AU OVER A WIDTH OF 15.3 METRES.

Mr Henstridge, President, states "Acquisition of land positions in this highly prospective silver-rich belt is both difficult and highly competitive. Besides having an immediate target in the JIMENEZ core area, Tumi has been fortunate to put together a contiguous group of concessions of this size and potential. The



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JIMENEZ  area has been subject to minor modern  exploration  and has  geological settings and signatures similar to known base and precious metal deposits in this prolific belt. We look forward to commencing exploration in this area immediately".

ON BEHALF OF THE BOARD                        INVESTOR INFORMATION CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
---------------------------------
David Henstridge, President & CEO             website: www.tumiresources.com

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM", on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

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